Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2012	2011	2010	2009	2008
EARNINGS:
Net income (loss) before income taxes and equity earnings of unconsolidated subsidiary	$72	$204	$(106)	$(275)	$(260)
Add: Distributed income of equity investees	147	116	169	216	330
Fixed charges (see detail below)	526	348	315	279	262
Total earnings	$745	$668	$378	$220	$332
FIXED CHARGES:
Interest expense	$526	$348	$315	$279	$262
Rentals representative of the interest factor	—	$—	—	—	—
Total fixed charges	$526	$348	$315	$279	$262
RATIO OF EARNINGS TO FIXED CHARGES (a)	1.42	1.92	1.20	—	1.27
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(a)	Fixed charges exceeded earnings by $59 million for the year ended December 31, 2009.